FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

The following was made available to the employees of St. Jude Medical, Inc. on May 12, 2016:

ACQUISITION FREQUENTLY ASKED QUESTIONS

GENERAL

1.              What is happening? (Last updated: April 28, 2016)

On April 28, 2016, it was announced publically that Abbott has entered into a definitive agreement with the intent to purchase St. Jude Medical (SJM) for approximately $30 billion (including debt), creating a premier medical device leader with top positions in high-growth cardiovascular markets, including atrial fibrillation, structural heart and heart failure. This planned acquisition, the largest in Abbott’s history, will provide one of the broadest portfolios of devices and an industry-leading pipeline to help healthcare systems provide better care for patients while increasing efficiencies and reducing costs.

2.              Who is Abbott? (Last updated: April 28, 2016)

Abbott was founded more than 125 years ago and has grown into one of the largest diversified global healthcare companies, with approximately 74,000 employees and 2015 annual revenue of $20.4B.

•                  The company is headquartered near Chicago, IL and has offices around the world.

•                  The company does business in more than 150 countries, with approx. 70% of sales generated outside the U.S.

•                  It has four primary focus areas: Nutrition (34%), Medical Devices (25%), Diagnostics (23%) and Established Pharmaceuticals (18%).

•                  About 50% of sales are generated in emerging markets and 50% in developed markets.

•                  About half of the business is direct-to-consumer.

•                  You can read more about Abbott’s medical device business here.

3.              Why did Abbott select St. Jude Medical to acquire? (Last updated: April 28, 2016)

Abbott recognizes SJM’s industry-leading presence and believes the combination of our two companies will create a premier medical device leader. The ability to offer a full spectrum of solutions will enable us to better serve our customers who are increasingly looking to do business with companies who can offer meaningful breadth and depth of care solutions and contracting options. Together, our combined organization will have a presence in virtually every segment of the cardiovascular care continuum, as well as neuromodulation, holding market leading positions in many high-growth segments.

4.              How does St. Jude Medical complement Abbott’s existing business/portfolio? (Last updated: April 28, 2016)

SJM is highly complementary to Abbott’s business, combining Abbott’s leading positions in coronary intervention and transcatheter mitral repair with our electrophysiology (CRM/AF), heart failure, neuromodulation and cardiovascular businesses. We are both focused on improving patient outcomes while lowering the overall costs of healthcare.

Within the medical device space, Abbott holds very strong positions in vascular ($2.8B), diabetes care ($1.1B) and vision solutions ($1.1B). Specifically within the vascular space, their signature products include the Absorb bioabsorbable stent and the MitraClip transcatheter mitral-valve repair device as well as a variety of drug-eluting stents, balloons and catheters. The combined company will have an industry-leading pipeline expected to deliver a steady stream of new medical device products.

5.              What is the process and timeline for the acquisition? (Last updated: April 28, 2016)

In addition to the approval of the shareholders of SJM, there are certain regulatory approvals and closing conditions that must be secured before the transaction can close. The transaction is expected to close in the fourth quarter of 2016. We will keep you updated as we better understand timelines.

6.              What should we expect between now and close? (Last updated: April 28, 2016)

It is important to remember until this transaction is completed, both Abbott and SJM are two independent, publicly-traded companies and must continue to operate that way. When there is new information to share, we will do so as quickly as possible. In the meantime, functional area leaders will be holding employee meetings to discuss what is known at this point and to answer your questions as best we can. All information and updates will be housed on SJM Central, Keyword: Abbott.

ABOUT ABBOTT

7.              Where is Abbott headquartered? (Last updated: April 28, 2016)

Abbott is headquartered in Abbott Park, Illinois, USA, approximately 40 miles north of Chicago, Illinois.

8.              UPDATED! What additional information can you share about Abbott? (Last updated: May 12, 2016)

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutrition and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 74,000 employees. Abbott had sales of $20.4 billion in 2015. Founded more than 125 years ago by Chicago physician, Dr. Wallace C. Abbott, Abbott is now one of the largest diversified global healthcare companies.

Abbott Values

•                  Pioneering: We advance leading-edge science and technologies that hold the potential for significant improvements to health and to the practice of healthcare.

•                  Achieving: We focus on exceptional performance - a hallmark of Abbott people worldwide - demanding of ourselves and each other because our work impacts people’s lives.

•                  Caring: Caring is central to the work we do and defines our responsibility to those we serve.  We strive to earn the trust of those we serve by committing to the highest standards of quality, excellence in personal relationships, and behavior characterized by honesty, fairness and integrity.

•                  Enduring: We sustain success - for our business and the people we serve - by staying true to key tenets upon which our company was founded over a century ago:  innovative care and a desire to make a meaningful difference in all that we do. The promise of our company is in the promise that our work holds for health and life.

Abbott Honors and Awards

•                  Fortune’s World’s Most Admired Companies, every year since 1984 and ranked #1 in medical products and equipment in 2014, 2015 and 2016.

•                  Dow Jones Sustainability Index, global healthcare industry group leader for 3 consecutive years (2013-2015) for strong economic, environmental and social performance.

•                  Forbes 2000 list, No. 248 of the world’s largest companies.

•                  Working Mother’s “100 Best Companies” for 15 consecutive years.

•                  Diversity Inc. magazine’s list of Top 50 Companies for Diversity of 12 straight years from 2004-2015.

•                  Edison Award for Absorb bioreabsorable vascular scaffold and for MitraClip system, 2012.

•                  Thomson Reuters, Top Global Innovators list for three consecutive years (2013-2015).

•                  Abbott Chairman and CEO Miles White has been named among Barron’s World’s Best CEO’s for eight straight years (2009-2016).

9.              What can you share about Abbott’s current Vascular business? (Last updated: April 28, 2016)

Abbott’s vascular business focuses on improving treatment options for people with coronary artery disease, mitral regurgitation and peripheral artery disease. It is the world’s leader in drug eluting stents and has products for coronary artery disease, endovascular disease and structural heart disease. Abbott’s 2015 world-wide vascular sales were $2.8 billion, including $2.2 billion in coronary products. The business employs over 6,000 employees world- wide, with over 2,200 employees based in California. The Abbott Vascular division is headquartered in Santa Clara, California. Abbott Vascular has major manufacturing locations in Temecula and Menlo Park, California; Clonmel, Ireland; Coyol de Alajuela, Costa Rica and Barceloneta, Puerto Rico. Abbott Vascular has R&D groups in Santa Clara, Menlo Park and Temecula, California, as well as Clonmel, Ireland.

INTEGRATION PROCESS

10.       UPDATED! Can you provide an update on integration process and timing?  (Last updated: May 12, 2016)

Initial discussions between our organizations regarding pre-close integration planning have already started. In the coming weeks, senior leaders from Abbott and SJM will develop a joint integration team to begin planning for the integration of the two businesses, leveraging the capabilities and strengths of both organizations. Once the team is formed, there will be a joint integration kick-off meeting to officially begin the planning process. We expect this kick-off meeting to be held within the next 4-6 weeks. The team will initially focus on steps and activities needed to ensure a successful close of the transaction. Employees should not plan any transition activities unless directed by the integration team. As plans progress, information will be shared as appropriate. It is important to remember that the integration planning effort will be managed by a group of functional leaders from both companies to minimize distraction and to allow the main businesses to continue unencumbered. For both companies, it remains “business as usual.” Employees should stay focused on their work and on delivering on their current commitments.

11.       How will St. Jude Medical fit into the Abbott structure? (Last updated: April 28, 2016)

The acquisition of SJM is an important addition to Abbott’s Medical Device businesses. Teams from each company will work together on transition planning. Decisions have not been made on future organizational structures, products, locations and R&D investments. As decisions are made, we will share them with you.

12.       Will the St. Jude Medical name go away? (Last updated: April 28, 2016)

Decisions have not been reached regarding the SJM brand at this time. Teams from Abbott and SJM will begin working together to plan for the transition of the business into Abbott. The teams will work to identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

13.       What decisions have been made about the future organizational structure, locations, products and R&D investment for the combined business? (Last updated: April 28, 2016)

The acquisition of SJM complements Abbott’s existing Medical Device businesses. It is too early for any decisions on the future organizational structure, locations, products and R&D investment for the combined business.

Teams from each company will begin working together on transition planning. The teams will identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

14.       What changes are planned to St. Jude Medical’s headquarters or other locations? (Last updated: April 28, 2016)

Decisions have not been reached regarding the headquarters or other locations for the future businesses following close. Teams from Abbott and SJM will begin working together on transition planning. The teams will identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

15.       Abbott and St. Jude Medical both have large manufacturing operations in Puerto Rico and Costa Rica. How will Abbott’s presence in these countries change following close? (Last updated: April 28, 2016)

Following close, Abbott plans to continue manufacturing in Puerto Rico and Costa Rica. There is little overlap in manufacturing between SJM and Abbott in both countries.

PEOPLE

16.       How does this news impact employees immediately? (Last updated: April 28, 2016)

For now, it’s vital that you continue to focus on your current day-to-day work to ensure we operate “business as usual” and avoid disruptions to our customers, patients and key stakeholders. We will work to provide ongoing updates in a timely fashion, with employees top of mind.

17.       How will St. Jude Medical’s senior leadership team be impacted? (Last updated: April 28, 2016)

Decisions have not been reached regarding the future organizational structure of the Abbott and SJM businesses following close. SJM’s executive leadership team and Abbott leaders are all working in the best interest of the combined organization. As decisions are made, including those related to leadership roles, we will share them with you.

18.       Will there be job eliminations or changes in job positions/responsibilities? (Last updated: April 28, 2016)

Both Abbott and SJM continually assess staffing levels and make appropriate business decisions based on workforce and operational efficiencies. Integration teams, along with management from both Abbott and SJM will work to ensure we have the right resources in the right places. In the event of any future restructuring actions, information will be shared appropriately as soon as available. It will take some time for the integration team to assess where there may be overlap in workload or processes, or where resources may need to be reallocated. Abbott is interested in retaining employees and ensuring that we are able to keep the business focused on delivering on our plans.

19.       NEW! What support would I receive in the event my job would be eliminated? (Last updated: May 12, 2016)

Abbott is focused on retaining employees and ensuring that we are able to keep the business focused on delivering on our plans. It will take some time for the integration teams to assess where there may be overlap in workload or processes, or where resources may need to be reallocated. SJM has programs in place that provide severance benefits for an eligible employee whose position has been eliminated and who has not secured alternate employment with the company. Abbott has agreed to provide severance benefits that are no less favorable than the severance benefits in place for SJM employees as of signing, until at least one year after close or Dec. 31, 2017, whichever is later, subject to any applicable labor agreement.

Severance for employees outside of the United States differs by jurisdiction and you should contact your local HR representative for information on severance benefits applicable to you. Legacy Thoratec employees continue to be eligible for the Thoratec separation benefit plan until 18 months following the close of the Thoratec transaction. Thereafter, legacy Thoratec employees will be covered by the SJM severance plans for similarly situated SJM employees. (The closing of the transaction with Abbott is not considered a “change in control” for purposes of Thoratec benefit plans.)

For all other employees in the United States, severance is generally governed by the terms and conditions of the SJM Severance Plan for Exempt Employees and the SJM Severance Plan for Non-Exempt Employees. Under these plans, eligible employees who experience a qualifying termination are eligible for severance pay, outplacement assistance and a reduced rate on COBRA payments for medical and dental benefits for three months past the month in which termination occurs. You can review these plan documents on SJM Central. Below is a summary of severance pay benefits under the U.S. plans:

U.S. Severance Plan Highlights

•                  For Non-exempt employees: Two weeks of severance pay for each year of service with a maximum of twelve months of severance pay and minimum of one month of severance pay regardless of the length of service.

•                  For Exempt employees:  One month of severance pay for each year of service with a maximum of twelve months of severance pay and minimum of three months of severance pay regardless of the length of service.

•                  For purposes of the plans, a year of service means twelve consecutive months of service and two weeks of severance pay means one pay period. The severance pay amount will be paid in a lump sum generally on the 60th day after termination.

20.       Am I eligible to apply for other positions within Abbott? (Last updated: April 28, 2016)

SJM employees, managers and HR should not proactively reach out to Abbott employees to discuss potential positions, nor conduct exploratory interviews. SJM employees can be considered for Abbott open positions. Abbott employees can be considered for SJM positions. During the interview process, managers and recruiters should avoid competitively sensitive topics and be mindful of their commitments to company confidential information. If a SJM employee is hired by Abbott prior to the close of the transaction, he or she will be considered a new hire and past service at SJM will not count for any service-related benefits at Abbott. The same applies to Abbott employees hired by SJM prior to the close of the transaction.

21.       Is there a chance I might be asked to relocate? (Last updated: April 28, 2016)

It is too early in the process to know what impact, if any, integration will have on our business or facilities. We can tell you that Abbott has hundreds of offices around the world and maintains a global approach to how its 74,000 employees work together.

22.       Should we continue to travel and attend previously scheduled meetings? (Last updated: April 28, 2016)

Yes, please continue to operate our business as usual unless notified otherwise.

23.       UPDATED! Should we continue with various projects in the pipeline? (Last updated: May 12, 2016)

Yes, please continue to operate our business as usual unless notified otherwise. However, if you are working on a project that you think would benefit from being delayed due to the announcement or you are not sure makes sense to continue, escalate it to your functional leadership so the executive leadership team, in partnership with the integration team and legal counsel, can make an informed decision. Between now and the close of the transaction, we remain two separate companies. Integration teams from Abbott and SJM will be formed to guide the transition. Please wait for direction from this team before planning any transition activities.

24.       Should we continue to fill open positions? (Last updated: April 28, 2016)

Yes, please continue to operate our business as usual unless otherwise notified.

25.       What sort of ongoing information/updates should we expect? (Last updated: April 28, 2016)

We understand this is both an exciting and anxious time for employees. Until the transaction is complete, there are limits to the level of integration and communication that we can conduct and we need to continue to operate our businesses independently. Abbott cannot influence or control our business decisions, and we cannot begin to combine any of our business functions with Abbott. There are many details still being worked out and we will share more information as it becomes available. Our objective is to communicate in a direct and timely fashion.

BENEFITS

26.       UPDATED! Will there be changes to my pay and benefits following close? (Last updated: May 12, 2016)

SJM employees globally will continue to receive pay and benefits from SJM until the close of the transaction. Following the closing, Abbott has agreed to provide continuing employees with base salary/wages or cash bonus opportunities that are no less favorable than what you receive as of the closing of the transaction until at least one year after close or Dec. 31, 2017, whichever is later. In addition, Abbott has agreed to provide the following, also until at least one year after close or Dec. 31, 2017, whichever is later (employees outside the U.S. should check with their local HR representative regarding any applicable labor agreements):

•                  Employee health and welfare benefits and retirement benefits no less favorable in the aggregate than those in place for SJM employees immediately prior to the closing date.

•                  Severance benefits no less favorable than severance benefits in place for SJM employees as of signing.

•                  Legacy Thoratec employees continue to be eligible for the Thoratec separation benefit plan until 18 months following the close of the Thoratec transaction. Thereafter, legacy Thoratec employees will be covered by the SJM severance plans for similarly situated SJM employees. The closing of the transaction with Abbott is not considered a “change in control” for purposes of Thoratec benefit plans.

27.       Will my company service at St. Jude Medical be recognized by Abbott following close? (Last updated: April 28, 2016)

Following the close of the transaction, SJM employees will generally continue to earn company service at Abbott for the SJM benefits in which they participate (e.g., vacation and savings plans) as of the close date. However, service at SJM will not be recognized for certain benefits at Abbott, such as post-retirement benefits or equity programs.

28.       UPDATED! What happens to the St. Jude Medical 2007 Employee Stock Purchase Plan at close? (Last updated: May 12, 2016)

Per the terms of the merger agreement between Abbott and SJM, SJM will continue to offer the SJM 2007 Employee Stock Purchase Plan (ESPP) through the current contribution period only. New employees may not begin participation in the ESPP.

•                  Current participants may not increase their payroll deductions to the ESPP in the current contribution period.

•                  Following the completion of the current contribution period in July 2016, there will be no additional contribution periods prior to close.

•                  Employees who participated in the 2015-2016 contribution period will have their shares deposited in their E*Trade account in early August 2016. Any SJM stock purchased from the SJM ESPP will be treated in a manner consistent with other SJM common stock at the close of the transaction.

Similar terms apply for the SJM Employee Stock Purchase Savings Plan maintained in Japan except that the current (and final) offering period under such plan is scheduled to end in May of 2016. Participants will receive more information in the coming weeks.

29.       How will my St. Jude Medical equity compensation be treated at close? (Last updated: April 28, 2016)

Information regarding the treatment of equity will be communicated in the coming days.

30.       Does Abbott have an equity plan? (Last updated: April 28, 2016)

Yes, Abbott provides long-term incentives (generally restricted stock units) to eligible employees. More details will be shared at the appropriate time.

CUSTOMERS AND PATIENTS

31.       Will field reps from either company sell each other’s products? (Last updated: April 28, 2016)

Prior to the closing of the transaction, our customers’ and partners’ interactions with us should remain unchanged. As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of the business and the evolving healthcare environment.

32.       What changes should customers expect? (Last updated: April 28, 2016)

Prior to the closing of the transaction, our customers’ and partners’ interactions with us will remain unchanged. Customers should expect continuity of sales, service and support — this includes current participation in any clinical trials or strategic partnerships. We expect a seamless transition for all of our customers after the transaction closes. As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of our customers and the evolving healthcare environment.

33.       How does this transaction affect existing customer contracts with either company? (Last updated: April 28, 2016)

There is no change to current contracts. Business will continue as usual until the acquisition is complete, at which time any relevant changes will be communicated.

34.       Who should customers contact going forward? (Last updated: April 28, 2016)

Customers should continue to work through their existing sales representatives and other existing channels.

35.       Who should patients contact with questions? (Last updated: April 28, 2016)

Patients should not experience any changes and should continue to discuss any questions with their doctors.

DISTRIBUTORS AND SUPPLIERS

36.       What impact will this transaction have on St. Jude Medical third-party distributors? (Last updated: April 28, 2016)

All distributors who sell SJM products should continue business as usual. A more comprehensive assessment of our distributor relationships will take place after the closing and decisions will be made on a territory-by-territory basis in coordination with the joint integration team.

37.       What impact will this have on suppliers and other vendor or industry partners? (Last updated: April 28, 2016)

There will be no immediate changes to supplier contracts or vendor or industry partnerships. As the integration team assesses opportunities for synergies, they will further evaluate if any changes are optimal in these areas and will communicate appropriately. In the meantime, business will continue as usual.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of St. Jude Medical, Inc. (the “Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “Merger”) of the Company and Abbott Laboratories; the expected timing of the completion of the Merger; the ability to complete the Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the Merger may not materialize as expected; that the Merger may not be timely completed, if at all; that, prior to the completion of the Mergers, the Company’s business may not perform as expected due to Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Merger, the Company and Abbott Laboratories (“Abbott”) will be filing documents with the SEC, including the filing by Abbott of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed Merger to its shareholders that will also constitute a prospectus of Abbott. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents  filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to the Company. These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Note

Abbott is fully aware that the local reorganizations and transfers require, where applicable, consultation with the appropriate employee representatives. Abbott is fully committed to adhering to these obligations. Regarding those countries where such consultation is required, the employee-related information in this document is therefore subject to such consultations and reflects the plans intended by Abbott, but not a final decision. The purpose of this information is to familiarize the employees and employee representatives concerned with our plans, but not to preempt any consultations.

All preceding statements are subject to and shall not be considered as modifying the terms of Abbott’s plans and programs. St. Jude Medical and Abbott reserve the right to amend or cancel benefits, plans and programs at any time.   The benefits and programs described herein are subject to the anticipated successful transaction wherein St.

Jude Medical becomes part of Abbott. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment or benefits. Nothing in this material alters the at-will employment relationship between Abbott and its employees.